UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.       )*

MERITOR INC.

(Name of Issuer)

Common Stock, par value $1.00

(Title of Class of Securities)

59001K100

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 28, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59001K100	SCHEDULE 13D	Page 2 of 10

1. NAME OF REPORTING PERSON: Magnetar Financial LLC
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 3,602,726
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 0
WITH	10. SHARED DISPOSITIVE POWER 3,602,726
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,602,726
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%
14. TYPE OF REPORTING PERSON IA; OO

CUSIP No. 59001K100	SCHEDULE 13D	Page 3 of 10

1. NAME OF REPORTING PERSON: Magnetar Capital Partners LP
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 3,602,726
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 0
WITH	10. SHARED DISPOSITIVE POWER 3,602,726
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,602,726
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%
14. TYPE OF REPORTING PERSON HC; OO

CUSIP No. 59001K100	SCHEDULE 13D	Page 4 of 10

1. NAME OF REPORTING PERSON: Supernova Management LLC
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 3,602,726
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 0
WITH	10. SHARED DISPOSITIVE POWER 3,602,726
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,602,726
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%
14. TYPE OF REPORTING PERSON HC; OO

CUSIP No. 59001K100	SCHEDULE 13D	Page 5 of 10

1. NAME OF REPORTING PERSON: Alec N. Litowitz
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7. SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 3,602,726
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 0
WITH	10. SHARED DISPOSITIVE POWER 3,602,726
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,602,726
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%
14. TYPE OF REPORTING PERSON HC; IN

SCHEDULE 13D

item 1.	security and issuer

This Schedule 13D (this “Statement”) relates to the common stock, $1.00 par value (the “Shares”), of Meritor Inc, a company incorporated in Delaware (the “Company”). The principal executive offices of the Company is 2135 West Maple Road, Troy, MI 48084-7186.

Item 2.	identity and background

(a)       The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i) Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (ii) Magnetar Constellation Fund II-PRA LP, a Delaware limited partnership (“Constellation Fund”), (iii) Magnetar Systematic Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company, (“Systematic Master Fund”), and (iv) one Managed Account for a client of Magnetar Financial (the “Managed Account”), collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)       The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)        Each of the Funds is a private investment fund; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

Item 3.	source and amount of funds or other consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the 3,602,726 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $128,599,896.13 (excluding commissions and other execution-related costs).

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired 3,602,726 Shares reported herein on behalf of the Funds after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below).

As disclosed by the Company in the 8-K filed with the SEC on February 22, 2022:

On February 21, 2022, Meritor, Inc., an Indiana corporation (the “Company”), Cummins Inc., an Indiana corporation (“Parent”), and Rose NewCo Inc., an Indiana corporation (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each share of common stock, par value $1.00 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than shares of Company Common Stock (“Shares”) held by the company as treasury stock or held by Parent or Merger Sub or held by a subsidiary of Parent (other than Merger Sub) or the Company (other than Shares held on behalf of third parties), will be converted into the right to receive $36.50 in cash, without interest (the “Merger Consideration”).

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The Company reported in their Form 8-K filed on February 22, 2022 that 70,829,212 Shares were issued and outstanding as of February 18, 2022.

(a)           As of the close of business March 9, 2022, each of the Reporting Persons may have been deemed to have beneficial ownership of 3,602,726 Shares, which consisted of (i) 2,079,282 Shares held for the benefit of PRA Master Fund, (ii) 1,102,941 Shares held for the benefit of Constellation Fund, and (iii) 397,022 Shares held for the benefit of Systematic Master Fund, and (iv) 23,481 Shares held by the Managed Account and all such Shares represented beneficial ownership of approximately 5.08% of the Shares.

(b)          As of the close of business March 9, 2022, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 3,602,726 Shares, which consisted of (i) 2,079,282 Shares held for the benefit of PRA Master Fund, (ii) 1,102,941 Shares held for the benefit of Constellation Fund, (iii) 397,022 Shares held for the benefit of Systematic Master Fund, and (iv) 23,481 Shares held by the Managed Account and all such Shares represented beneficial ownership of approximately 5.08% of the Shares.

(c)           Except as set forth on Schedule A attached hereto, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of one or more of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the NYSE and various other trading markets.

(d)           No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Magnetar Financial holds $4,582,000 principal amount of the Issuer’s 3.25% senior convertible notes maturing in October 2037 (the “Notes”). The Notes are convertible into cash and, in certain circumstances, and solely at the Company’s election, into cash, Shares or a combination of cash and Shares. As such, the Reporting Persons are not deemed to have the right to acquire or otherwise beneficially own the Shares underlying the Notes. The conversion rate for the Notes is initially 25.0474 Shares per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $39.92 per Share, and is subject to adjustment in certain circumstances. In addition, Magnetar Financial entered into credit default swaps [with an unaffiliated broker-dealer] with a notional amount of 7,000,000 to protect Magnetar Financial in the event of the Company’s default. The Notes and the credit default swaps were purchased prior to the 60-day look back in Schedule A.

Magnetar Asset Management LLC (“Magnetar Asset Management”) is an SEC registered investment adviser and an affiliate of Magnetar Financial. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management. Certain clients of Magnetar Asset Management have entered into total return swap agreements giving them economic exposure to the Company.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of March 9, 2022 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2022

magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

magnetar capital partners LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

supernova management llc

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Common Stock - Purchase

Date	Number of Shares Bought	Price Per Share($) (1)(2)
1/20/2022	7,400	24.28153 (3)
1/28/2022	12,313	22.15415 (4)
2/4/2022	400	22.10000 (5)
2/22/2022	2,030,400	35.81868 (6)
2/23/2022	634,038	35.58871 (7)
2/24/2022	621,875	35.43385 (8)
2/25/2022	310,900	35.54573 (9)
2/28/2022	248,700	35.66753 (10)
3/1/2022	75,717	35.59647 (11)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $24.28153 per share, at prices ranging from $24.24 to $24.30 per share.

(4) Reflects a weighted average purchase price of $22.15415 per share, at prices ranging from $22.02 to $22.20 per share.

(5) Reflects a weighted average purchase price of $22.10000 per share, at prices ranging from $22.10 to $22.10 per share.

(6) Reflects a weighted average purchase price of $35.81868 per share, at prices ranging from $35.47 to $36.20 per share.

(7) Reflects a weighted average purchase price of $35.58871 per share, at prices ranging from $35.50 to $35.80 per share.

(8) Reflects a weighted average purchase price of $35.43385 per share, at prices ranging from $35.08 to $35.64 per share.

(9) Reflects a weighted average purchase price of $35.54573 per share, at prices ranging from $35.44 to $35.80 per share.

(10) Reflects a weighted average purchase price of $35.66753 per share, at prices ranging from $35.46 to $35.93 per share.

(11) Reflects a weighted average purchase price of $35.59647 per share, at prices ranging from $35.42 to $35.71 per share.

Common Stock – Short Sales

Date	Number of Shares (Sold)	Price Per Share($) (1)(2)
1/4/2022	(10,974)	26.11981 (12)
1/13/2022	(7,400)	26.19654 (13)
2/10/2022	(12,713)	24.68625 (14)

(12) Reflects a weighted average sale price of $26.11981 per share, at prices ranging from $26.00 to $26.40 per share.

(13) Reflects a weighted average sale price of $26.19654 per share, at prices ranging from $26.14 to $26.23 per share.

(14) Reflects a weighted average sale price of $24.68625 per share, at prices ranging from $24.60 to $24.81 per share.

Convertible Notes - Sale (17)

Date	Principal Amount (Sold)	Price Per Share($) (1)(2)
2/22/2022	(5,000)	110.25000 (15)
2/23/2022	(20,000,000)	110.31153 (16)

(15) Reflects a weighted average sale price of $110.25000 per note, at prices ranging from $110.25 to $110.25 per note.

(16) Reflects a weighted average sale price of $110.31153 per note, at prices ranging from $110.25 to $110.41 per note.

(17) As disclosed in Item 6, the Convertible Notes are not deemed to confer to the Reporting Persons beneficial ownership over any

Shares.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of March 9, 2022, among the Reporting Persons.